CanAlaska Uranium Letter to Shareholders – August, 2011

Dear Shareholders:

The past year has provided many obstacles for us all to overcome, but I am very pleased to report that CanAlaska is well financed and will continue to operate its major uranium exploration programs in the Athabasca Basin, now and well into 2012.

In September we will be presented at the floor of the Toronto Stock Exchange, and will “Ring the Bell” to signify our Company’s continued growth, and our company’s ascent to a premier Canadian exchange listing.  This is a direct consequence of your support of management proposals at last year’s Annual General Meeting.

We have maintained steady, methodical progress in our mission to discover one or more large uranium deposit in Canada’s Athabasca Basin.  During the fiscal year, we expended over $9.7 million in advancing our uranium projects, achieving success in defining and vectoring towards multiple uranium targets through our extensive drilling and geophysical investigations.

The huge natural disaster and damage caused by the tsunami in Japan in March of this year came at a time when we were also mourning the accidental loss of one of our contractor’s workers.  The nuclear failures in far-off Japan substantially cut market funding for all uranium exploration and development companies world-wide.  Consequently, we retired our crews to the completion of current active projects, rather than endeavouring to build on the momentum which was developing very strongly in our industry in the early part of 2011.  We decided to corral our resources and wait-out the global turmoil.

We are now cautiously moving ahead to position CanAlaska to benefit from what we believe will be a strong re-growth in the uranium sector.  We are beginning to see positive market sentiments, with nuclear energy being recognized as being vital in continuing to fulfill world-wide energy demand.  There has been some notable hesitation in Europe and the financial markets over the past six months, but Asian economies are showing their strong support for the nuclear power industry with the continued design and build-out of new nuclear reactors.  Countries such as China, India, Russia and even Saudi Arabia have made strong affirmations of their nuclear power strategy.

In December 2010, we concluded a $3.6 mil. financing with strategic investment groups in Asia, with the expectation of continued growth from investment groups from that area.  We continue to work with these investors and strongly support their investments with plans for the highest quality exploration on our advanced projects.  There are no other places in this world that exhibit the large tonnage and high-grade uranium deposits available in the Athabasca Region.  Our mission is to secure success with our drill programs, and attain the discovery of substantial uranium deposits for all of our investors to benefit.

Our 5-year, planned $20 million programme of investigations at the West McArthur project in joint venture with MC Resources Canada, a subsidiary of Mitsubishi Corporation of Japan, is building on a series of strong targets which we have identified across the project area.  At our Cree East project, our joint venture partners from the Korea Consortium are supporting us with funding to drill a number of targets in the Grid 7 area in the centre of the Cree East property.

The Company has continued to build local community involvement, and in the past 12 months we have moved into a 50/50 joint venture on the Fond Du Lac project, along with strong support from the Fond Du Lac First Nations community.  At our Black Lake operations, we are in our final stage of evaluations, and are working with the Black Lake First Nation.  In Manitoba, after three years of government / community consultation, we have been granted permits by the Government, and have now received support from the leaders of the Northlands First Nation community for the recommencement of exploration.  Our workforce has comprised over 92 First Nations employees from twelve different communities across the Athabasca region, and we continue to work with, train, and employ local staff, as they are crucial to our future exploration and development of our successes.  We also maintain a modest, but growing, scholarship fund with the University of Saskatchewan for education related to the Athabasca.

We are grateful for the long term support of our major shareholder groups and individual investors.  We also look forward to attracting additional strategic partners to participate in our exploration projects.  Our continued aim is to provide our shareholders with the rewards of exploration and corporate success.

Thank you for your continued support,

Yours very truly,

Peter G. Dasler, M.Sc., P. Geo.

President & CEO

Tel: +1-604-688-3211   Fax: +1-604-688-3217

#1020 - 625 Howe Street, Vancouver, B.C., Canada  V6C 2T6

www.canalaska.com    Email: info@canalaska.com